Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(Commission File No. 001-32650)

EMPLOYEE QUESTIONS & ANSWERS

For the week of November 27, 2006

1.	What is the status of the transaction of the merger between the CBOT and CME?

Approvals by regulators and shareholders of both companies and CBOT members are pending. It is still estimated that the deal will close in mid-2007.

2.	How will the process of integrating the two organizations work?

Until the transaction closes, all integration activities will remain in the planning phase. Management from both the CBOT and CME have formed a Transition Planning Team to prepare for the integration of the two companies. About 20 employees from various departments of each the CBOT and CME are serving on the team, which will be reviewing the organizational practices and structure needed to achieve the goals of the combined company.

3.	When will employees be notified about the status of their jobs?

During the integration planning process, staffing requirements will be identified, and recommendations will be made to management. Ultimately, the decision on which positions and employees are needed to enable the new company to achieve its goals will be determined by the management of the new company. We will notify employees when and as appropriate as this process develops. However, note that until the pending merger is finalized, the CBOT has no plans to lay off any employees.

4.	Will I lose my CBOT pension benefit as a result of the merger?

Once you accrue (“earn”) benefits under the CBOT’s Pension Plan neither the CBOT nor CME may reduce those accrued benefits. Once you become vested in your benefits, your benefits are non-forfeitable and will be paid out under the terms of the plan. Each year, you receive a statement about your Pension Plan benefits in the form of your Total Rewards Statement. Your

Total Rewards Statement tells you the amount of your accrued benefits. However, like virtually every employer, the CBOT reserves the right to amend, modify, or terminate any of its employee benefits plans, and if the CBOT or CME were to do so for the Pension Plan, your then existing accrued benefits would not be effected, but your future (“unearned”) pension benefit accruals, if any, could be impacted. While the CBOT does not presently have any plans to make changes to the way the Pension Plan operates, if changes are made that result in a reduction of your future benefits, you will be notified before any changes are implemented.

5.	If I’m eligible for early retirement what happens to those benefits as a result of the merger?

As we stated above, once you accrue benefits under the CBOT’s Pension Plan and become vested, those benefits are yours to be paid out under the terms of the plan, and the CBOT or CME cannot reduce those accrued benefits. In addition, currently early retirees, who are at least age 55 with 10 years of service, receive subsidized retiree medical benefits and a $50,000 life insurance policy. There are presently no plans to change our early retirement benefits program at this time; however, the CBOT reserves the right to change or terminate these benefits at any time.

6.	How can I continue my health insurance if my job is eliminated?

You may elect to continue your health insurance through COBRA, generally for a period of up to 18 months (sometimes longer based on certain exceptions) as long as you pay 102% of the total cost for the insurance (or other applicable COBRA rate). The health insurance coverage that will be provided through COBRA will generally be the same coverage available to existing employees (the “Group Plan”). If you need to continue your insurance beyond 18 months (or other applicable COBRA period), you will have the opportunity to convert your Group Plan coverage into an individual policy through the same insurance provider at your own cost. The coverage level and cost will be different from your COBRA benefits, and can be explained to you by a representative of the insurance company.

If you have a Flexible Spending Account (FSA), you can continue this benefit for the remainder of the plan year you are then-currently enrolled in, as long as you elect and pay for this benefit through COBRA.

7.	What will happen to our Employee Stock Purchase Program?

CBOT’s Employee Stock Purchase Program has been approved by its Board of Directors, but it has not been approved by its shareholders. CBOT employees will not be able to participate in this program unless shareholder approval is obtained. Shareholder approval will not be sought while the merger with CME is pending.

8.	Will I receive payout for my unused Paid Time Off (PTO) benefits?

If your position is eliminated as a direct result of the merger, you will receive payment for any earned, unused PTO time for 2007.

IMPORTANT MERGER INFORMATION

In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT”) and the Chicago Mercantile Exchange Holdings Inc. (“CME”), the parties intend to file relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus regarding the proposed transaction. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about CBOT and CME without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of the joint proxy statement/prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to CBOT Holdings, Inc., Attention: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.

CBOT, CME and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from CBOT shareholders in respect of the proposed transaction. Information regarding CBOT directors and executive officers is available in CBOT’s proxy statement for its 2006 annual meeting of stockholders, dated March 29, 2006. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS

Certain statements in this document and its attachments may contain forward-looking information regarding CBOT, CME and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CBOT and CME including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of CBOT and CME and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of CBOT shareholders or CME shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in CBOT’s filings with the SEC, including its Report on Form 10-K for the fiscal year ending December 31, 2005 which is available on CBOT’s website at http://www.cbot.com.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, CBOT undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.